[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]



VIA EDGAR
---------


April 7, 2006


Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
       Division of Corporation Finance


Re:  W. R. Berkley Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Filed March 13, 2006
     File No. 1-15202
     -----------------------------------------------------

Dear Mr. Rosenberg:

     On behalf of W. R. Berkley Corporation ("Berkley" or the "Company"), set forth below are Berkley's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter dated March 23, 2006 from Jim B. Rosenberg to Eugene G. Ballard, Berkley's Senior Vice President, Chief Financial Officer and Treasurer. For your convenience, we have set forth below the Staff's comments in italics, followed by Berkley's responses thereto. Berkley proposes to make these changes described below commencing with its Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2006.

Form 10-K for the Fiscal Year Ended December 31, 2005 (the "2005 Form 10-K")

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reserves for Losses and Loss Expenses, page 3

1. You disclose that in circumstances where one actuarial method is considered more credible than the others, you use that method to establish a point estimate. Please provide us, in disclosure-type format, expanded disclosure that discusses the circumstances in which specific actuarial techniques would be considered more credible. In addition, when multiple point estimates are used, include the range of these point estimates.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 7, 2006
Page 2

     Berkley will add the following disclosure to describe the circumstances in which specific actuarial techniques are considered by Berkley to be more credible than others (following the sentence, "In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate."):

          For example, the paid loss and incurred loss development methods rely on historical paid and incurred loss data. For new lines of business, where there is insufficient history of paid and incurred claims data, or in circumstances where there have been significant changes in claim practices, the paid and incurred loss development methods would be less credible than other actuarial methods.

     As described in its 2005 Form 10-K, in establishing its loss reserves, Berkley analyzes its actuarial data and reserves by line of business, coverage and accident or policy year, as appropriate, for each of its operating units. For each of those analyses, a single actuarial point estimate is selected after considering a variety of actuarial techniques and projections. Berkley does not calculate a reserve range around the point estimate.

2. Please provide us, in disclosure-type format, the following expanded disclosure for your reserve sensitivity analysis:

     o    Provide this analysis on a disaggregated basis by line of business.

     o Discuss the link between the frequency and severity loss activity measures and the key assumptions you identified that affect the loss reserve best estimate.

     o Tell us whatever or not these changes in measures are reasonably likely. If the changes are not reasonably likely, please provide us a revised analysis that discloses the reasonably likely changes and the effect that these changes would have on your reported results, financial position and liquidity.

     We do not believe it would be useful to investors to present this reserve sensitivity analysis by line of business since the relative impact of changes in loss frequency and severity would be the same, whether applied in the aggregate or for each such line of business.

     In order to clarify the relationship between frequency and severity measures and the key assumptions affecting loss reserve estimates, Berkley will add the following disclosure as well as an expanded loss sensitivity table:

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 7, 2006
Page 3


          Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described in our discussion of loss and loss expense reserves, including expected loss ratios, rate of loss cost inflation and reported and paid loss emergence patterns. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management's estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity on our loss estimate of $2,531,655 for claims occurring in 2005 (dollars in thousands):

                                                   Frequency (+/-)
               Severity (+/-)              1%           5%               10%
               --------------              --           --               ---
                   1%                  $ 50,866      $153,165          $281,014
                   5%                   153,165       259,495           392,407
                  10%                   281,014       392,407           531,648

     The Company believes that the outcomes presented in the above table represent reasonably likely fluctuations in its loss estimates.

Liquidity and Capital Resources, page 14

3. We note on page 11 that your investment strategy is to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of liabilities. Please provide us in disclosure-type format, a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 7, 2006
Page 4


     In order to further clarify the reference to average duration of the investment portfolio and to expand upon the funding for claim payments, Berkley will revise its discussion of the impact of the payment of claims on its liquidity contained under "Liquidity and Capital Resources" as follows:

          The Company's insurance subsidiaries' principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, taxes, operating expenses and dividends. As of December 31, 2005, the insurance subsidiaries' undiscounted reserves for loss and loss expenses were $7.4 billion. The Company estimates that approximately $1.6 billion of those reserves will be paid in 2006 and that approximately $3.5 billion will be paid from 2007 through 2010.

          The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company targets an average duration for its investment portfolio that is within one year of the average duration of its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed income securities are not sufficient to fund claim payments and other cash requirements, the remainder of the Company's cash and investments is available to pay claims and other obligations as they become due. The Company's investment portfolio is highly liquid, with approximately 88% invested in cash, cash equivalents and marketable fixed income securities as of December 31, 2005. If the sale of fixed income securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.

     As the Company does not have a credit facility available for claim payments, we do not propose to include additional disclosure regarding the use of credit facilities.

     The Company will conform its disclosure regarding the targeted duration of its investment portfolio contained under "Investments" to the above revised description.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 7, 2006
Page 5


     Pursuant to your letter, on behalf of Berkley, we hereby acknowledge that:

     o Berkley is responsible for the adequacy and accuracy of the disclosure in its 2005 Form 10-K;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Berkley's 2005 Form 10-K; and

     o Berkley may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

     Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

Enclosures

cc:  Lisa K. Vanjoske
     Dana Hartz
     Eugene G. Ballard
     Ira S. Lederman, Esq.